Exhibit 99.1

BitFuFu Announces December 2025 Bitcoin Production and Operational Updates

SINGAPORE, January 7, 2026 (GLOBE NEWSWIRE) — BitFuFu Inc. (“BitFuFu” or the “Company”) (NASDAQ: FUFU), a world-leading Bitcoin miner and mining services innovator, today announced its unaudited Bitcoin production and operational metrics for December 2025.

“In 2025 we mined 3,662 BTC, reduced pledged balances, continued to build our Bitcoin treasury, and created value for cloud mining customers through reliable capacity, service and uptime. As we enter 2026, recent Bitcoin strength and our improved liquidity position reinforce our optimistic outlook for the year ahead,” said Leo Lu, Chairman and CEO of BitFuFu.

December 2025 Highlights (as of December 31, 2025)

Bitcoin Holdings and Production:

●	Bitcoin Held: 1,780 BTC[1], an increase of 16 BTC from November 30, 2025.

o	Pledged BTC: 274 BTC, down from 620 BTC, increasing balance-sheet-available Bitcoin and strengthening liquidity and financial flexibility.

●	Bitcoin Production: 188 BTC, including 151 BTC from cloud mining and 37 BTC from self-mining.

Hashrate Overview:

●	Total Hashrate Under Management: 26.1 EH/s, largely unchanged from last month.

o	Self-Owned Hashrate[2]: 3.7 EH/s.

o	Hashrate from Third-Party Suppliers and Hosting Customers[2]: 22.4 EH/s.

●	Average Fleet Efficiency: 18.3 J/TH, largely unchanged from last month.

Power and Infrastructure:

●	Total Power Capacity Under Management: 478 MW, largely unchanged from last month.

Upcoming Conferences:

BitFuFu will be attending the following upcoming conferences.

●	January 28-29, 2026: DealFlow Discovery Conference, Atlantic, City, NJ.

About BitFuFu Inc.

BitFuFu Inc. is a world-leading Bitcoin miner and mining services innovator. BitFuFu is committed to empowering the global Bitcoin network through its industry-leading cloud mining platform, rapidly scaling infrastructure, and innovative mining services.

For more information, visit ir.bitfufu.com or follow BitFuFu on X @BitFuFuOfficial.

1	Includes 274 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud mining customers.
2	Hashrate may be used for both self-mining and cloud mining.

BitFuFu Announces December 2025 Bitcoin Mining and Operational Updates

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Contact:

BitFuFu Investor Relations

ir@bitfufu.com

Charley Brady

Vice President, Investor Relations:

charley.b@bitfufu.com

Media Contact:

BitFuFu Media Relations

pr@bitfufu.com